UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): July 28, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On July 28, 2011, Ashland Inc. ("Ashland") announced its third quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

99.1   News Release dated July 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.

(Registrant)


July 28, 2011   /s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated July 28, 2011.

News Release **ASHLAND.**

FOR ADDITIONAL INFORMATION:
Media Relations: Investor Relations:
Jim Vitak   David Neuberger
(614) 790-3715   (859) 815-4454
jevitak@ashland.com   daneuberger@ashland.com

FOR IMMEDIATE RELEASE
July 28, 2011

Ashland Inc. reports preliminary Q3 results: EPS from continuing operations of 86 cents; adjusted EPS of 92 cents excluding key items

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced preliminary[1] results for the quarter ended June 30, 2011, the third quarter of its 2011 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended June 30,			
	2011		2010	
Operating income	$	120	$	139
Key items*		8		-
Adjusted operating income*	$	128	$	139
Adjusted EBITDA*	$	194	$	207
Diluted earnings per share (EPS)				
From net income	$	1.09	$	1.85
From continuing operations	$	0.86	$	1.46
Key items*		0.06		(0.45)
Adjusted EPS from continuing operations*	$	0.92	$	1.01
Cash flows provided by operating activities				
from continuing operations	$	12	$	96
Free cash flow*		(46)		45
* See Tables 5, 6 and 7 for definitions and U.S. GAAP reconciliations.				

GAAP[2] Results

For its 2011 third quarter, Ashland reported sales of $1,667 million, operating income of $120 million, income from continuing operations of $69 million (86 cents per share) and net income of $87 million ($1.09 per share). Net income included income from discontinued

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operations of $18 million aftertax (23 cents per share), primarily related to favorable adjustments to asbestos reserves and related insurance receivables. Cash flows from operating activities from continuing operations amounted to $12 million.

Adjusted Results

For the June 2011 quarter, Ashland's adjusted EPS was 92 cents. Adjusting for the impact of key items in both the current and prior-year quarters, Ashland's results for the June 2011 quarter as compared with the June 2010 quarter were as follows:

- sales increased 13 percent to $1,667 million;
- adjusted operating income was $128 million versus $139 million in the prior year;
- adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $194 million versus $207 million a year ago; and
- adjusted EPS from continuing operations was 92 cents versus $1.01.

Key Items

In total, two key items had a net unfavorable EPS impact on continuing operations of 6 cents in the June 2011 quarter:

- a $2 million (2 cents negative EPS impact) aftertax expense for accelerated depreciation related to capacity reductions at Ashland Performance Materials, and
- a $3 million (4 cents negative EPS impact) aftertax expense for environmental reserves associated with legacy sites unrelated to ongoing operations.

In the year-ago quarter, three key items had a net favorable EPS impact of 45 cents. Refer to Table 5 of the accompanying financial statements for details of key items in both periods.

Performance Summary

Commenting on the company's performance during the fiscal third quarter, Ashland Chairman and Chief Executive Officer James J. O'Brien said, "Our June quarter results were significantly affected by steep raw-material cost increases. Across our commercial units, raw material costs increased nearly $60 million sequentially – roughly double the average increase in the prior three quarters. Still, the June quarter was one of our strongest for pricing, as we essentially offset all of these increased costs sequentially.

"While we've been generally successful in recovering our raw material costs on a dollar basis, we have yet to recover margins, and as a result, gross profit as a percent of sales has declined."

Business Performance

In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are presented on an adjusted basis and EBITDA is reconciled to operating income in Table 7 of this news release.

Ashland Aqualon Functional Ingredients grew sales by 33 percent over the June 2010 quarter and 12 percent sequentially, reaching $303 million for the June 2011 quarter. Volumes rose 12 percent over the prior year, with gains in all regions and end markets. Sequentially, volume was up 8 percent. Gross profit as a percent of sales of 33.1 percent in the June 2011 quarter compared with 37.6 percent in the June 2010 quarter. Strong pricing gains during the quarter more than offset raw material costs, but were insufficient to restore percentage margins. This, coupled with the considerable growth in lower margin products sold into the construction market, led to the margin compression. Selling, general and administrative and research-and-development (SG&A) expenses have been well-controlled and were consistent with the prior year and sequentially. In total, Functional Ingredients' EBITDA rose to $74 million in the June 2011 quarter, 28 percent above the year-ago quarter and up 16 percent sequentially. As a percent of sales, EBITDA for the June 2011 quarter was 24.4 percent as compared with 25.6 percent in the prior June quarter and 23.7 percent in the March 2011 quarter.

Ashland Hercules Water Technologies' sales were $490 million in the June 2011 quarter, up 14 percent over the year-ago quarter and up 4 percent sequentially. Gross profit as a percent of sales of 29.7 percent was 400 basis points below the year-ago quarter and down 160 basis points sequentially. Raw-material cost escalation continued to negatively affect margins, and Water Technologies recovered around half of its roughly $30 million of cost increases versus the prior year. SG&A expenses rose 3 percent over the prior-year quarter and 1 percent sequentially. In total, Water Technologies' EBITDA of $43 million was down roughly 10 percent both versus the prior-year quarter and sequentially. EBITDA amounted to 8.8 percent of sales in the June 2011 quarter, as compared with 11.1 percent in the prior-year quarter and 10.0 percent in the March 2011 quarter.

Ashland Performance Materials' sales of $352 million for the June 2011 quarter were 1 percent below the year-ago quarter, but up 8 percent sequentially. Year-over-year results were affected by the December 2010 formation of the global ASK Chemicals joint venture, to which Performance Materials contributed its former Casting Solutions business unit. Excluding the effects of this transaction, sales were up 17 percent over the prior year. On this same basis, volume per shipping day increased 2 percent over the year-ago quarter and 1 percent sequentially, weaker than typical seasonality would suggest. This volume softness was due to the still-weak construction market and weaker demand in Europe and Latin America. Gross profit as a percent of sales of 13.6 percent, which excludes key items, was 310 basis points below the June 2010 quarter and nearly flat sequentially. Excluding the effects of the ASK Chemicals joint venture, gross margin was down only 90 basis points versus the prior year. Similar to Functional Ingredients, Performance Materials' pricing was sufficient to offset costs on a dollar basis, but did not restore percentage margins. Actions continue to be taken in order to regain these lost margins. SG&A declined 24 percent from the prior year, primarily reflecting the transfer of Casting Solutions to the joint venture, and was flat sequentially. Overall, Performance Materials' EBITDA of $24 million was equal to the prior-year quarter and up 20 percent sequentially. EBITDA as a percent of sales was 6.8 percent, 10 basis points above the year-ago quarter and a 60-basis-point increase sequentially.

Ashland Consumer Markets' sales of $522 million increased 13 percent over the year-ago June quarter, despite a 4-percent decline in lubricant volume. Sequentially, sales grew 6 percent, and lubricant volume declined 1 percent. The volume declines can be attributed to two factors. First, higher gasoline prices likely led to fewer miles driven, thus reducing the need for oil changes. Second, supply constraints due to flooding on the Mississippi and Ohio rivers early in the quarter restricted Consumer Markets' ability to meet customer demand. Gross profit as a percent of sales declined to 26.6 percent in the June 2011 quarter, 580 basis points below the year-ago quarter and down 270 basis points sequentially, due to a particularly steep increase in raw material and supply costs during the quarter. Two separate price increases have previously been announced and will be in place during the September quarter. Subsequently, Consumer Markets received notice of an additional base-oil increase of 50 cents per gallon. As a result, further pricing action will be needed to fully restore margins. A larger investment in advertising for the launch of Valvoline™ NextGen™ recycled, re-refined motor oil led to a 12-percent increase in SG&A versus the year-ago quarter and a 6-percent increase sequentially. In total, Consumer Markets' June 2011 quarter EBITDA was $61 million, 26 percent below the year-ago quarter and 14 percent below the March 2011 quarter. The EBITDA margin was 11.7 percent for the June 2011 quarter, 600 basis points below the prior year and down 280 basis points sequentially.

After excluding the effects from key items, Ashland's effective tax rate for the June 2011 quarter was 30 percent.

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Outlook

Commenting on Ashland's outlook, O'Brien said, "Our principal challenge in the near term continues to be recovery of raw-material cost increases. While Ashland has recovered these cost increases on an overall basis through pricing, our commercial units have had varying degrees of success. We will remain focused on, and continue to take, appropriate pricing actions to recover our costs and ultimately restore margins."

O'Brien continued, "Our overall goal has been to return maximum value to shareholders through a mix of options. The June quarter was a good example of delivering on this goal. We purchased 1.2 million shares of Ashland stock; increased the annual dividend by 17 percent; and most important, we announced the pending acquisition of International Specialty Products (ISP), and we have negotiated a very attractive financing package to support this transaction.

"This acquisition will more than double the size of our Functional Ingredients business, deepening relationships with existing customers and enhancing penetration of existing markets. In particular, it will significantly expand our position in higher-margin, higher-growth end markets such as personal care and pharmaceutical. Greater participation in these stable, less-cyclical end markets should help lead to more consistent, predictable earnings and cash-flow generation for Ashland. Overall, this defining transaction for Ashland creates a global technology and market-focused leader in specialty chemicals, with the ability to create significant shareholder value."

Conference Call Webcast

Today at 9 a.m. EDT, Ashland will provide a live webcast of its third-quarter conference call with securities analysts. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures

This news release includes certain non-GAAP measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided below.

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About Ashland

In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, personal care, pharmaceutical, tissue and towel, and water treatment. Visit www.ashland.com to see the innovations we offer through our four commercial units – Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies, Ashland Performance Materials and Ashland Consumer Markets (Valvoline).

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C-ASH

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the pending acquisition of International Specialty Products Inc. (ISP) (including the possibility that the benefits anticipated from the acquisition of ISP will not be fully realized, the possibility that the transaction may not close and the possibility that financing may not be available on the terms committed), the substantial indebtedness Ashland will incur to finance the acquisition of ISP (including the possibility that such debt and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) and Forms 10-Q filed with the SEC, which are available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

[1] Preliminary Results
Financial results are preliminary until Ashland's quarterly report on Form 10-Q for the quarterly period ended June 30, 2011, is filed with the U.S. Securities and Exchange Commission.

[2] Generally accepted accounting principles (U.S.)

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended June 30		Nine months ended June 30	
	2011	**2010**	**2011**	**2010**
SALES	$ 1,667	$ 1,478	$ 4,656	$ 4,226
COSTS AND EXPENSES				
Cost of sales	1,236	1,037	3,411	2,936
Selling, general and administrative expense	304	291	882	868
Research and development expense	22	23	64	63
	1,562	1,351	4,357	3,867
EQUITY AND OTHER INCOME	15	12	42	40
OPERATING INCOME	120	139	341	399
Net interest and other financing expense (a)	(22)	(26)	(88)	(172)
Net (loss) gain on acquisitions and divestitures	(1)	23	20	18
Other income	-	-	-	1
INCOME FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	97	136	273	246
Income tax expense	28	19	46	59
INCOME FROM CONTINUING OPERATIONS	69	117	227	187
Income from discontinued operations (net of income taxes) (b)	18	31	300	69
NET INCOME	$ 87	$ 148	$ 527	$ 256
DILUTED EARNINGS PER SHARE				
Income from continuing operations	$ .86	$ 1.46	$ 2.83	$ 2.36
Income from discontinued operations	.23	.39	3.74	.87
Net income	$ 1.09	$ 1.85	$ 6.57	$ 3.23
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	80	80	80	79
SALES				
Functional Ingredients	$ 303	$ 227	$ 789	$ 677
Water Technologies	490	431	1,411	1,323
Performance Materials	352	357	1,002	932
Consumer Markets	522	463	1,454	1,294
	$ 1,667	$ 1,478	$ 4,656	$ 4,226
OPERATING INCOME (LOSS)				
Functional Ingredients	$ 50	$ 34	$ 109	$ 96
Water Technologies	22	26	73	95
Performance Materials	12	12	21	26
Consumer Markets	51	73	178	209
Unallocated and other	(15)	(6)	(40)	(27)
	$ 120	$ 139	$ 341	$ 399

(a) The nine months ended June 30, 2011 and 2010 include a $12 million and $66 million charge, respectively, related to the refinancing and significant extinguishment of debt completed during these periods.

(b) Includes expense of $2 million and income of $44 million for the three and nine months ended June 30, 2011, respectively, and income of $17 million and $42 million for the three and nine months ended June 30, 2010, respectively, related to direct results of the Distribution business. Due to its sale, the direct results of this business have been presented as discontinued operations for each period presented in accordance with U.S. GAAP. In addition, the nine months ended June 30, 2011 includes a gain of $231 million related to Ashland's sale of its Distribution business.

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

	June 30 2011	September 30 2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,045	$ 417
Accounts receivable	1,247	1,115
Inventories	557	447
Deferred income taxes	112	112
Other assets	55	49
Held for sale (a)	-	693
	3,016	2,833
Noncurrent assets		
Auction rate securities	22	22
Goodwill	2,178	2,148
Intangibles	1,077	1,111
Asbestos insurance receivable	452	459
Deferred income taxes	297	336
Other assets	664	514
Held for sale (a)	2	270
	4,692	4,860
Property, plant and equipment		
Cost	3,140	3,109
Accumulated depreciation and amortization	(1,366)	(1,271)
	1,774	1,838
Total assets	$ 9,482	$ 9,531
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 61	$ 71
Current portion of long-term debt	12	45
Trade and other payables	750	727
Accrued expenses and other liabilities	506	523
Held for sale (a)	-	321
	1,329	1,687
Noncurrent liabilities		
Long-term debt (noncurrent portion)	848	1,108
Employee benefit obligations	1,181	1,372
Asbestos litigation reserve (noncurrent portion)	793	841
Deferred income taxes	145	145
Other liabilities	619	575
	3,586	4,041
Stockholders' equity	4,567	3,803
Total liabilities and stockholders' equity	$ 9,482	$ 9,531

(a) September 30, 2010 primarily relates to assets and liabilities of the Distribution business that qualified for held for sale classification in accordance with U.S. GAAP.

Ashland Inc. and Consolidated Subsidiaries   Table 3
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Nine months ended June 30	
	2011	**2010**
CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		
Net income	$ 527	$ 256
Income from discontinued operations (net of income taxes)	(300)	(69)
Adjustments to reconcile income from continuing operations to cash flows from operating activities		
Depreciation and amortization	211	209
Debt issuance cost amortization	22	77
Deferred income taxes	(43)	45
Equity income from affiliates	(15)	(16)
Distributions from equity affiliates	4	11
Gain from sale of property and equipment	(3)	(5)
Stock based compensation expense	13	10
Stock contributions to qualified savings plans	13	18
Net (gain) loss on acquisitions and divestitures	(20)	(18)
Loss on early retirement of debt	-	5
Gain on auction rate securities	-	(1)
Change in operating assets and liabilities (a)	(320)	(178)
	89	344
CASH FLOWS (USED) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		
Additions to property, plant and equipment	(96)	(97)
Proceeds from disposal of property, plant and equipment	10	16
Purchase of operations - net of cash acquired	(7)	(24)
Proceeds from sale of operations or equity investments	44	60
Proceeds from sales and maturities of available-for-sale securities	-	117
	(49)	72
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		
Proceeds from issuance of long-term debt	11	313
Repayment of long-term debt	(306)	(776)
(Repayment of)/proceeds from short-term debt	(10)	264
Repurchase of common stock	(71)	-
Debt issuance costs	-	(13)
Cash dividends paid	(37)	(23)
Proceeds from exercise of stock options	3	6
Excess tax benefits related to share-based payments	3	2
	(407)	(227)
CASH (USED) PROVIDED BY CONTINUING OPERATIONS	(367)	189
Cash (used) provided by discontinued operations		
Operating cash flows	7	(46)
Investing cash flows	979	(5)
Effect of currency exchange rate changes on cash and cash equivalents	9	(6)
INCREASE IN CASH AND CASH EQUIVALENTS	628	132
Cash and cash equivalents - beginning of year	417	352
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,045	$ 484
DEPRECIATION AND AMORTIZATION		
Functional Ingredients	$ 71	$ 75
Water Technologies	61	67
Performance Materials	48	36
Consumer Markets	28	27
Unallocated and other	3	4
	$ 211	$ 209
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		
Functional Ingredients	$ 37	$ 42
Water Technologies	24	17
Performance Materials	11	13
Consumer Markets	16	16
Unallocated and other	8	9
	$ 96	$ 97

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries   Table 4
INFORMATION BY INDUSTRY SEGMENT
(In millions - preliminary and unaudited)

	Three months ended June 30		Nine months ended June 30	
	2011	**2010**	**2011**	**2010**
FUNCTIONAL INGREDIENTS (a)				
Sales per shipping day	$ 4.7	$ 3.6	$ 4.2	$ 3.6
Metric tons sold (thousands)	46.4	41.5	127.7	120.8
Gross profit as a percent of sales	33.1%	37.6%	32.8%	35.5%
WATER TECHNOLOGIES (a)				
Sales per shipping day	$ 7.7	$ 6.8	$ 7.5	$ 7.0
Gross profit as a percent of sales	29.7%	33.7%	30.9%	34.9%
PERFORMANCE MATERIALS (a)				
Sales per shipping day	$ 5.5	$ 5.7	$ 5.3	$ 5.0
Pounds sold per shipping day	4.4	5.0	4.4	4.5
Gross profit as a percent of sales	13.0%	16.7%	13.2%	17.2%
CONSUMER MARKETS (a)				
Lubricant sales (gallons)	44.5	46.2	129.8	130.1
Premium lubricants (percent of U.S. branded volumes)	32.3%	30.1%	31.7%	29.4%
Gross profit as a percent of sales	26.6%	32.4%	28.8%	33.1%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries   Table 5
RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

Three Months Ended June 30, 2011

	Functional Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Accelerated depreciation	$ -	$ -	$ (2)	$ -	$ -	$ (2)
Environmental reserve adjustment	-	-	-	-	(6)	(6)
All other operating income	50	22	14	51	(9)	128
Operating income	50	22	12	51	(15)	120
NET INTEREST AND OTHER FINANCING EXPENSE					(22)	(22)
NET LOSS ON ACQUISITIONS AND DIVESTITURES					(1)	(1)
INCOME TAX (EXPENSE) BENEFIT						
Key items					3	3
All other income tax expense					(31)	(31)
					(28)	(28)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 50	$ 22	$ 12	$ 51	$ (66)	$ 69

Three Months Ended June 30, 2010

	Functional Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)	$ 34	$ 26	$ 12	$ 73	$ (6)	$ 139
NET INTEREST AND OTHER FINANCING EXPENSE					(26)	(26)
NET GAIN ON ACQUISITIONS AND DIVESTITURES						
Gain on Ara Quimica acquisition					23	23
INCOME TAX (EXPENSE) BENEFIT						
Hercules research and development deduction					22	22
European legal entity restructuring					(6)	(6)
Ara Quimica acquisition					(3)	(3)
All other income tax expense					(32)	(32)
					(19)	(19)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 34	$ 26	$ 12	$ 73	$ (28)	$ 117

Ashland Inc. and Consolidated Subsidiaries   Table 6
RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

Free cash flow	Three months ended June 30		Nine months ended June 30	
	2011	**2010**	**2011**	**2010**
Total cash flows provided by operating activities from continuing operations	$ 12	$ 96	$ 89	$ 344
Less:				
Additions to property, plant and equipment	(44)	(39)	(96)	(97)
Cash dividends paid	(14)	(12)	(37)	(23)
Free cash flows	$ (46)	$ 45	$ (44)	$ 224

Ashland Inc. and Consolidated Subsidiaries   Table 7
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

	Three months ended June 30			
	2011		**2010**	
Adjusted EBITDA - Ashland Inc.				
Operating income	$	120	$	139
Add:				
Depreciation and amortization (a)		66		68
Key items (see Table 5)		8		-
Adjusted EBITDA	$	194	$	207
Adjusted EBITDA - Ashland Aqualon Functional Ingredients				
Operating income	$	50	$	34
Add:				
Depreciation and amortization		24		24
Key items (see Table 5)		-		-
Adjusted EBITDA	$	74	$	58
Adjusted EBITDA - Water Technologies				
Operating income	$	22	$	26
Add:				
Depreciation and amortization		21		22
Key items (see Table 5)		-		-
Adjusted EBITDA	$	43	$	48
Adjusted EBITDA - Performance Materials				
Operating income	$	12	$	12
Add:				
Depreciation and amortization (a)		10		12
Key items (see Table 5)		2		-
Adjusted EBITDA	$	24	$	24
Adjusted EBITDA - Consumer Markets				
Operating income	$	51	$	73
Add:				
Depreciation and amortization		10		9
Key items (see Table 5)		-		-
Adjusted EBITDA	$	61	$	82

(a) Depreciation and amortization for the three months ended June 30, 2011 excludes $2 million of accelerated depreciation, which is displayed as a key item within this table.